SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549
______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2011

Commission File Number: 000-21742

                        Subsea 7 S.A.
(Translation of registrant’s name into English)

200 Hammersmith Road
London, W6 7DL
                          England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Attached herewith as Exhibit 99.1 is a press release, dated February 15, 2011, whereby Subsea 7 S.A. (the "Company” or "Subsea 7") announced its intention to apply for voluntary delisting from the NASDAQ Global Select Market (“NASDAQ”) and to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934.

The Company has provided written notice to NASDAQ of its intention to delist and intends to make the necessary filings with the Securities and Exchange Commission (“SEC”) to effect the delisting. The delisting is expected to be effective on March 7, 2011. The Company also intends to deregister and terminate its reporting obligations under the Securities Exchange Act of 1934 as soon as it becomes eligible to do so.

Post completion of the Combination of Acergy S.A. and Subsea 7 Inc., trading volumes on NASDAQ are approximately 5% of worldwide trading volume. Trading over the past 12 months on NASDAQ accounted for approximately 10% of the worldwide trading volume of the Company’s common shares, while the remainder of the trading was conducted through the Company’s listing on the Oslo Børs. Considering the relatively limited trading volume on NASDAQ, the Company believes that the costs and expenses associated with maintaining a dual listing, including SEC reporting obligations, outweigh the benefits of continuing its US listing and registration.

Subsea 7 intends to maintain its American Depositary Receipt ("ADR") facility with Deutsche Bank as a Level 1 ADR programme. This means the Company's American Depositary Shares ("ADS") will be traded on the US over-the-counter market. Each Subsea 7 ADR represents one Subsea 7 ADS. As at January 31, 2011 there were 23,090,875 ADSs in issue. The Company's common shares will continue to trade on the Oslo Børs.

Subsea 7 will continue to prepare its consolidated financial statements in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"), and will continue to publish financial statements and announcements including Oslo Børs filings, statements and press releases as well as other information for investors in English on its website (www.subsea7.com).

As a result of the delisting of Subsea 7's ADSs, the Company’s sole and primary listing will be on the Oslo Børs.  It is expected that the delisting of Subsea 7's ADSs and deregistration will have no other impact on the listing of Subsea 7's common shares on the Oslo Børs.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof.  The attached press release shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the expected impact of and benefits from the delisting and deregistration, statements as to the timing and dates of effectiveness of notices and filings to be made in connection with the delisting and deregistration process, statements as to the intention to maintain the ADR programme and the expected impact thereof and statements as to the intention to continue providing information to investors.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Acergy S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: February 15, 2011	By:	/s/ Simon Crowe
		Name:	Simon Crowe
		Title:	Chief Financial Officer